SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

SIGNALSOFT CORPORATION
(Name of Subject Company (Issuer))
SAPPHIRE ACQUISITION CORP.,
a wholly-owned subsidiary of Openwave Systems Inc.
and
OPENWAVE SYSTEMS INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
82668M 102
(CUSIP Number of Class of Securities)

Steve Peters, Esq.
Vice President, General Counsel
Openwave Systems Inc.
1400 Seaport Boulevard
Redwood City, CA 94063
(650) 480-8000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$58,410,111.42	$11,682.02

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 25,307,436 outstanding shares of common stock of SignalSoft Corporation at a purchase price of $2.26 per share. The transaction valuation also includes the offer price of $2.26 less $0.71, which is the average exercise price per share for those options with exercise prices of less than the offer price multiplied by 782,335, the estimated number of options with exercise prices less than the offer price.

**	The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $11,682.02	Form or registration no.: SC TO-T
Filing Party: Sapphire Acquisition Corp.	Date Filed: June 11, 2002
and Openwave Systems Inc.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed initially with the Securities and Exchange Commission on June 11, 2002 by Sapphire Acquisition Corp., a Delaware corporation (the “Purchaser”), and Openwave Systems Inc., a Delaware corporation (“Parent”), relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SignalSoft Corporation, a Delaware corporation (the Company”), at a purchase price of $2.26 per Share net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated June 11, 2002 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

ITEMS 4, 5 AND 11.

Items 4(a), 5(b) and 11(b) of the Schedule TO are hereby amended and supplemented as follows:

The fifteenth paragraph in Section 11 – “Background of the Offer” of the Offer to Purchase on page 21 thereof that begins “On May 24, 2002” is hereby deleted and replaced in its entirety by the following:

“On May 24, 2002, representatives of Parent and the Company held a conference call to discuss issues relating to due diligence, deal pricing and legal documentation. During this call, management of Parent indicated that as a result of Parent’s further review of the business and prospects of the Company over the preceding ten-day period, it was no longer willing to pay the $2.30 per Share price that Parent had most recently proposed in its term sheet, but that Parent was still prepared to move forward with an acquisition at a revised purchase price of $2.26 per Share. The most significant factors that led Parent to revise its purchase price at this stage were its revaluation of various Company assets and liabilities as a result of its due diligence investigation, its reassessment of the Company’s prospective cost structure following completion of the acquisition, its review of the prospects for continuation of the Company’s customer relationships, and its reassessment of transaction costs that would be incurred in connection with the acquisition. The amount of purchase price reduction reflected an overall conclusion reached by Parent as to the aggregate impact of all such factors, rather than a sum total of specific values assigned to each factor.”

The seventeenth paragraph in Section 11 – “Background of the Offer” of the Offer to Purchase on page 21 thereof that begins “On May 28, 2002” is hereby deleted and replaced in its entirety by the following:

“On May 28, 2002, the board of directors of the Company held a special meeting at which it considered and unanimously approved the proposed transaction with Parent at a price per Share of $2.26 and authorized proceeding with the Offer, the Merger and the transactions contemplated thereby and by the Merger Agreement, and determined to recommend that SignalSoft’s stockholders accept the Offer and tender their Shares in the Offer. For a discussion of the reasons that the board of directors of the Company chose to approve the proposed transaction with Parent at a price per Share of $2.26 notwithstanding the offer received from another party for approximately $2.49 per Share, please see Item 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on June 11, 2002.”

Item 11(b) of the Schedule TO is hereby amended as follows:

The fifth paragraph in Section 8 – “Certain Information Concerning the Company” of the Offer to Purchase on page 17 thereof is hereby amended by deleting the following from the last sentence: “and none of the Purchaser, Parent, the Company or any of their respective affiliates or representatives believes that such projections should be relied upon”.

The sixth paragraph in Section 8 – “Certain Information Concerning the Company” of the Offer to Purchase on page 17 thereof is hereby amended by deleting the following from the seventh sentence: “, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH”.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPENWAVE SYSTEMS INC.
By:	/s/ JAMES F. ENGLE
Name: James F. Engle
Title: Vice President, Taxation and Treasurer

SAPPHIRE ACQUISITION CORP.
By:	/s/ DOUGLAS P. SOLOMON
Name: Douglas P. Solomon
Title: Vice President and Assistant Secretary

Date: June 25, 2002

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